SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the month of September, 2000.

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467

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                                         LEADER MINING INTERNATIONAL INC.
                                           INTERIM FINANCIAL STATEMENTS

                                        SIX MONTHS ENDED SEPTEMBER 30, 2000

                                            CONSOLIDATED BALANCE SHEET

                                                                                          AS AT                AS AT
ASSETS                                                                             SEPT. 30, 2000      MARCH 31, 2000
------                                                                             --------------      ---------------

CURRENT ASSETS
 Cash                                                                                 $  76,504          $  211,125
 Accounts Receivable                                                                          0              17,298
 Goods & Services Tax Receivable                                                          7,627               3,426
 Deposits and Prepaid Expense                                                           321,085              13,619
                                                                                       --------              ------
                                                                                        405,217             245,468

CAPITAL ASSETS                                                                           25,509              24,829
DEFERRED EXPLORATION EXPENDITURES, NET OF WRITE DOWN                                  8,126,069           8,004,148
                                                                                     ----------           ---------

                                                                                     $8,556,794          $8,274,445
                                                                                    ===========          ==========

LIABILITIES

CURRENT LIABILITIES
 Accounts Payable and Accrued Liabilities                                                39,348              55,643

DUE TO RELATED PARTIES                                                                   11,945                   0
                                                                                        -------              ------

                                                                                         51,293              55,643
                                                                                        -------              ------

SHAREHOLDERS' EQUITY
CAPITAL STOCK                                                                        21,443,315          20,963,315
DEFICIT                                                                             (12,937,814)        (12,744,513)
                                                                                   ------------         ------------
                                                                                      8,505,501           8,218,802
                                                                                     ----------           ---------
                                                                                     $8,556,794          $8,274,445
                                                                                    ===========          ==========


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                                         LEADER MINING INTERNATIONAL INC.
                                           INTERIM FINANCIAL STATEMENTS

                                        SIX MONTHS ENDED SEPTEMBER 30, 2000

                                       CONSOLIDATED STATEMENT OF DEFICIT


                                                                                            2000               1999
                                                                                            ----               ----
REVENUE

 Management Fees                                                                          15,857                  0
 Equipment Rental Income                                                                  10,800                  0
 Interest                                                                                  4,912              3,572
                                                                                          ------              -----
 Total Revenue                                                                         $  31,570           $  3,572

EXPENSES

  Exploration Expenditures                                                                     0                  0
 General & Administrative Expense ( Note 1 )                                             224,871            173,666
                                                                                        --------            -------
 Total Expense                                                                           224,871            173,666

NET LOSS FOR THE YEAR                                                                   (193,302)          (170,094)
                                                                                       ---------          ---------

DEFICIT, BEGINNING OF PERIOD                                                         (12,744,512)       (11,816,805)
                                                                                     ------------       ------------

DEFICIT, END OF PERIOD                                                              ($12,937,814)      ($11,986,898)
                                                                                    =============      =============


Note 1 : G & A includes legal, advertising and travel expenses totalled $94,123.

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                                         LEADER MINING INTERNATIONAL INC.
                                           INTERIM FINANCIAL STATEMENTS

                                       SIX MONTHS ENDED SEPTEMBER 30, 2000

                             CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
                                                                                           2000                 1999
                                                                                           ----                 ----
EXPENDITURES CAPITALIZED IN THE YEAR

       Mining claims and Geological                                                     $     0                  $ 0
       Exploration Costs                                                                121,920              134,296
       General and Administrative                                                             0                    0
                                                                                              -                    -
                                                                                        121,920              134,296

BALANCE, BEGINNING OF PERIOD                                                          8,004,148            8,100,428

LESS: EXPLORATION COSTS WRITTEN OFF                                                           0                    0
                                                                                              -                    -

BALANCE, END OF PERIOD                                                               $8,126,069           $8,234,724
                                                                                     ==========           ==========


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                                         LEADER MINING INTERNATIONAL INC.
                                           INTERIM FINANCIAL STATEMENTS

                                       SIX MONTHS ENDED SEPTEMBER 30, 2000

                            CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                                                                                            2000               1999
                                                                                            ----               ----
OPERATING ACTIVITIES

Net loss for the year                                                             ($    193,302)     ($    170,094)

Change in non-cash working capital balances                                            (309,789)          (176,618)
                                                                                       ---------          ---------

                                                                                       (503,091)          (346,711)
                                                                                       ---------          ---------

FINANCING

 Issuance of Common Shares                                                              480,000              3,275
 Proceeds from Sale of Capital Assets                                                         0                  0
 Advances from Shareholders and Directors                                                11,071             77,746
 Repayments to Shareholders and Directors                                                     0                  0
                                                                                        -------            -------
                                                                                        491,071             81,021
                                                                                        -------            -------

INVESTING

 Mineral Properties and Deferred Exploration Expenditures                               121,920            134,296
 Purchase of Capital Assets                                                                 680                  0
                                                                                        --------           -------
                                                                                        122,600            134,296
                                                                                        --------           -------

INCREASE (DECREASE) IN CASH                                                            (134,620)          (399,987)

BANK BALANCE (OVERDRAFT), BEGINNING OF PERIOD                                           211,124            456,424
                                                                                        --------         ---------

CASH, END OF PERIOD                                                                   $  76,504          $  56,438
                                                                                      ==========         =========

CASH & SHORT-TERM DEPOSITS ARE COMPRISED OF:

 Cash                                                                                    57,504             28,538

 Short-term deposits                                                                     19,000             27,900
                                                                                      ----------         ---------

                                                                                      $  76,504          $  56,438
                                                                                      ==========         =========



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

November 14, 2000                                by:/s/Jasi Nikhanj
                                                  Jasi Nikhanj, President